345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

July 11, 2024

Kibum Park

Dorrie Yale

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	byNordic Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A Filed July 5, 2024

Dear Mr. Park and Ms. Yale:

On behalf of our client, byNordic Acquisition Corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated Jul 10, 2024 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 2

1.	We note that you are seeking to extend your termination date to August 12, 2025, which is a date that is 42 months from your initial public offering. We also note that you are listed on the Nasdaq Global Market and that Section IM 5101-2(b) of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement. Please revise to disclose that your proposal to extend your termination to August 12, 2025 does not comply with this rule and describe the risks of your non-compliance, including that your shares may be subject to suspension and delisting from Nasdaq. In addition, we note that your disclosures regarding the Founder Share Amendment Proposal state that approving such proposal would reduce the risk that you will be delisted from Nasdaq and that any potential business combination would fail. Please revise your disclosures relating to the Founder Share Amendment Proposal as appropriate to include a discussion regarding the delisting risk that would arise in connection with the new termination date.

Response: In consideration of the Staff’s comment, we have revised the letter to shareholders, page 2, page 13, page 15, and page 36 of the Proxy Statement to disclose that an extension until August 12, 2025 would not comply with Nasdaq Listing Rule IM-5101-2(b) and to provide the risks related to such noncompliance.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Alexandria Kane at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: byNordic Acquisition Corporation